Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3, under the Securities Act of 1933 of our report dated October 31, 2023 with respect to the consolidated balance sheets of Bit Origin Ltd and its subsidiaries as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each the years in the three-year period ended June 30, 2023, and the related notes included in the Annual Report on Form 20-F filed on October 31, 2023.

We also consent to the reference to our firm under the heading “Experts” in the above mentioned Registration Statement.

San Mateo, California	WWC, P.C.
November 16, 2023	Certified Public Accountants
PCAOB ID: 1171